Exhibit 10.16

July 22, 2004

Mr. Kenneth W. Gerhardt

ConAgra Foods, Inc.

One ConAgra Drive

Omaha, NE  68102

Dear Ken:

As you know, we are doing a search for your successor as Chief Information Officer.  We have not yet found a suitable candidate.  Consequently, several functions related to software security, portal development and systems development would not have a leader if you fully transition out of the job as planned on August 1, 2004.  We have therefore discussed some changes to the retirement arrangements described in the April 2, 2004 letter agreement as amended.  This letter is intended to set out our understandings and supercedes the prior letter agreements.

Your status as an executive officer of ConAgra Foods ceased as of May 30, 2004.  You have continued to provide full-time services through August 1, 2004 at your fiscal 2004 compensation and you received short-term and long-term incentive payouts in July 2004.

For the period August 1, 2004 through July 31, 2006, we will extend your employment and base salary at its present rate of $15,384.62 per payday in accordance with our standard pay practices.  You will be eligible for normal welfare and retirement benefits according to our plans.  You will have the duties and obligations described in this Agreement.  You will be entitled to the benefits described in this Agreement, but would not participate in short-term or long-term incentive programs.

For the period from August 1, 2006 through July 31, 2008, you would be retained on the payroll as an employee and receive $1,000 per month ($461.51 per pay day) for your total cash compensation and continued eligibility for normal welfare and retirement benefits according to our plans.  You would have the duties and obligations described in this Agreement and be entitled to the benefits described in this Agreement.  To the extent you are requested to perform significant consulting services, any additional compensation would be agreed to between us, but would be expected to approximate a daily rate of $1,500.  You would not participate in short or long term incentive programs.

Exhibit 10.16

Effective August 1, 2004, you will report to ConAgra’s Chief Executive Officer or his designee.  You will be available to perform such duties related to information technology as are reasonably assigned to you with the title of Special Assignments Executive.  As we discussed, our goal is to provide continuity of management to the various Information Technology functions during this transition period.

Throughout your remaining employment, you shall be eligible to continue your current medical and dental coverage at your current level of coverage for you and your dependents at active employee premium rates.  At the completion of your employment, you shall be eligible to continue benefits under the provisions of COBRA or post retirement medical program eligibility if that is elected.

During the period of your remaining employment, through July 31, 2008, consistent with the: (i) ConAgra 1995 Stock Plan, 2000 Stock Plan and the Stock Option Agreements with the Employee (ii) ConAgra Long-Term Senior Management Incentive Plan (LTSMIP) and (iii) ConAgra Foods, Inc. Pension Plan for Salaried Employees and Supplemental Retirement Plan (Pension Plan), you shall continue to vest with respect to stock options, restricted shares, LTSMIP, restricted units and pension.  During the period August 1, 2006 through July 31, 2008, you will not be subject to the 75% stock retention rule.

During the employment period covered by this Agreement, ConAgra Foods will (i) reimburse you for reasonable expenses incurred in the performance of your services, (ii) maintain Director and Officer insurance coverage for you consistent with that provided to other ConAgra Foods’ directors and officers, and (iii) provide you with full indemnification as permitted by law.

Obligations.  In consideration of the benefits provided to you by ConAgra, as set forth in this Agreement, and in addition to the duties described above, during your employment, and for no further compensation for a reasonable period thereafter not to exceed two years, you agree to be reasonably available to ConAgra and will:

Personally provide reasonable assistance and cooperation in providing or obtaining information for ConAgra, and its representatives, concerning any ConAgra related matter about which you are knowledgeable.

Personally provide to ConAgra, or its representatives, reasonable assistance and cooperation in activities related to the prosecution or defense of any pending or future lawsuits, claims, allegations or inquiries involving ConAgra, or any of its affiliates.

Promptly notify the ConAgra if you receive any request from anyone other than ConAgra for any information regarding or related to ConAgra.

Refrain from engaging in any conduct, or making comments, or statements, the purpose or effect of which is to harm the reputation, good will, or commercial interests of ConAgra, or any of its affiliates.

Refrain from providing any information related to any claim or potential litigation against ConAgra, or its affiliates to any non-ConAgra representatives, without either ConAgra’s written permission or being required to provide information pursuant to legal process.

Release and Covenant Not to Sue.  In consideration of the terms of this Agreement, you hereby knowingly, voluntarily and unconditionally release, acquit, and forever discharge ConAgra, its successors and related entities, including but not limited to all past and present respective owners, officers, directors, management, supervisors, agents, employees, attorneys, and all related persons or entities (collectively referred to as “Parties Released”) from any and all “Claims” (as specifically defined below) of any type whatsoever, arising on or prior to the effective date of this Agreement, including but not limited to, all Claims arising out of or related to your employment or separation from employment.

Exhibit 10.16

For the purpose of this Agreement, “Claims” means all of the rights which you have now, or at any time had or claimed to have, which were known or unknown, which were or could have been asserted, of any type whatsoever, involving or related to the Parties Released, including, but not limited to, Claims for breach of contract, whether express or implied, wrongful termination based on public policy or other noncontractual allegations, claims arising out of the Americans With Disabilities Act, the Age Discrimination in Employment Act, the Older Workers Benefit Protection Act, Title VII of the 1964 Civil Rights Act, the 1991 Civil Rights Act, Rehabilitation Act, the Family and Medical Leave Act, 42 U.S.C. § 1981 and 1983, State fair employment practices law, State wage payment and collection laws, or alleged violations of any other federal, state or local laws, regulations or ordinances, and any and all other common law, tort, constitutional, public policy or contract-related claims including, but not limited to, all claims of discrimination based on disability, gender, race, color, national origin, religion, age, retaliation, veteran’s status or any other protected status created by state or federal statute, regulation or decision based on participation in or support of any Claim described above, or for offering any testimony or participating in any legal proceeding, whether formal or informal, for opposing any corporate policies or practices of any types, or other Claims for unlawful employment compensation, or personnel practices, or other related practices or conduct.

At the completion of the four (4) year period of employment set out above, you agree to sign a separate Agreement with language as set forth in this subsection for the express purpose of releasing ConAgra from any claims which might arise from the Effective Date to the date of the completion of his employment.

This Release is mutual, and ConAgra hereby releases you from all claims and to the same extent as described in this Release and Covenant Not to Sue section.

No Disparaging Remarks.  You hereby covenants that you shall not, directly or indirectly, make or solicit or encourage others to make or solicit any disparaging remarks concerning ConAgra, or any of its products, services, businesses or activities.  ConAgra hereby covenants that its officers, directors and members of senior management (while in the employ of ConAgra) shall not, directly or indirectly, make or solicit or encourage or authorize others to make or solicit any disparaging remarks concerning you.  The Parties acknowledge and agree that the restrictions of this provision shall not apply to statements made under oath or otherwise compelled by law.

Amendment.  This Agreement may be modified only by written agreement.

Governing Law.  This Agreement is made and entered into in the State of Nebraska and shall in all respects be construed, interpreted, enforced and governed under and by the laws of the State of Nebraska.

Confidentiality.  You agree that (a) this Agreement, and (b) all the terms and conditions of this Agreement, shall be deemed confidential and shall not be disclosed or commented upon to third parties by you or your family members except (i) to accountants, tax preparers, and attorneys as necessary to obtain advice (ii) as may be required by court order, (iii) as necessary to enforce this Agreement in court, (iv) as necessary in response to official government inquiry, or (v) as agreed by us in writing.

Confidential Information.  As an employee of ConAgra, you agree that ConAgra has developed and continues to develop and use commercially valuable confidential and/or proprietary technical and non-technical information which is vital to the success of ConAgra’s business, and furthermore, that ConAgra utilizes confidential information, trade secrets and proprietary customer information in promoting and selling its products and services.  For purposes of this Agreement, you acknowledge that “Confidential Information” means: marketing plans, ConAgra’s commodity market positions, grain trades and strategy, budgets; long-range plans; customer information; sales data; personnel information; privileged information; or other information used by or concerning ConAgra, where such information is not publicly available, or has been treated as confidential.  You agree that from this time forward you will not, either directly or indirectly, disclose, or use for the benefit of any person, firm, corporation or other business organization or yourself, any “Confidential Information” related to ConAgra or its affiliates.

Exhibit 10.16

Noncompetition Restrictions.  In order to further protect Company and its affiliates against disclosure of proprietary and confidential information referred to in the Confidentiality section this Agreement, and against the unfair loss of employees, customers or customers’ good will, you shall not, from the date hereto through August 1, 2008 (other than in connection with your performance hereunder) associate in any capacity, whether as a promoter, owner, officer, director, employee, partner, lessee, lessor, lender, agent, consultant, broker, commissioned salesman or otherwise, in any business which competes with ConAgra Foods or its subsidiaries.  In the event of a breach of this Paragraph, all payments set forth in this Agreement shall cease.

You understand that you may take up to twenty-one (21) days to decide whether to accept this agreement.  If you do accept, you understand that you have seven (7) more days (Revocation Period) to change your mind and so advise ConAgra, in writing.  You may also consult with your personal attorney before signing.

Yours very truly,

/s/ Owen C. Johnson

Owen C. Johnson
Executive Vice President,
Organization
and Administration

ACCEPTED AND AGREED TO
THIS 23rd DAY OF JULY, 2004

/s/ Kenneth W. Gerhardt
Kenneth W. Gerhardt